UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FORUM ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35504 (Commission File Number)	61-1488595 (I.R.S. Employer Identification No.)
10344 Sam Houston Park Drive, Suite 300 Houston, Texas 77064 (Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Introduction

Forum Energy Technologies, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, is a global oilfield products company, serving the oil, natural gas, industrial and renewable industries. The Company designs, manufactures and distributes value added solutions that increase the safety and efficiency of energy exploration and production. We also engage in aftermarket parts supply and services that complement our product offering. The Company is headquartered in Houston, Texas with manufacturing and distribution facilities strategically located around the globe.

The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). To that end, and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Company is compelled to determine whether its products contain tantalum, tin, tungsten, or gold (collectively, “3TG”) sourced from the Covered Countries and used to finance armed groups in the region.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report.

Our Due Diligence Process

The Company follows a due diligence process to maintain the integrity and consistency of its Conflict Minerals reporting requirements. This process includes the following steps and procedures:

•Segment Applicability – The Company reviews its materials, parts, products and/or product families on an annual basis to determine whether 3TG is present in any such items and necessary to their functionality. A supplier list reflecting the materials, parts, products and/or product families that contain or may contain 3TG is then developed.
•Supplier Engagement Procedures – The Company engages with the identified suppliers by requesting that they complete the EICC GeSI Conflict Minerals Reporting Template (“GeSI Template”). The Company requests that each such supplier return a completed copy of the GeSI Template, or the equivalent, stating their current Conflict Minerals status.

•Supplier Response Review and Analysis – The Company gathers the supplier responses and reviews them to determine whether a supplier sources 3TG from Covered Countries. Further investigation would occur if it is discovered that a supplier does source or is believed to source 3TG from Covered Countries.
•Risk Mitigation and Corrective Action – Following each year’s analysis of the responses received, we review the Company’s Conflict Minerals Policy to consider whether there are any additional steps to be taken in respect of our Conflict Minerals reporting efforts.

2021 Assessment Period

The Company conducted a good faith reasonable country of origin inquiry to determine whether any parts or materials obtained through our supply chain contained Conflict Minerals originating from the Covered Countries. Pursuant to the Company’s Conflict Minerals Policy, the Company reviewed its materials, parts, and products or product families to determine whether 3TG was present and necessary to their functionality.

Following the Company’s Conflict Minerals Policy and Manual, we developed a conflict mineral supplier list for our Completions segment in order to identify providers that may include 3TG in their goods. The Company then requested that each supplier identified as supplying products or materials containing or possibly containing 3TG complete the GeSI Template in order to determine the country of origin of any 3TG products or materials.

The Company encouraged supplier accountability to provide the requested information and distributed reminder communications to those suppliers who did not respond. Approximately 42% of the suppliers identified for the 2021 assessment period responded to the Company’s requests for information. Pursuant to the Company’s Conflict Minerals Policy, we have reviewed the responses we received and determined the products or materials supplied were DRC Conflict Undeterminable.

A copy of the Company’s Conflict Minerals Policy and this Form SD can be found on our website at http://www.f-e-t.com.

Risk Mitigation for Future Due Diligence

The Company continues to review its due diligence process in respect of supplier engagement and due diligence responses. We will continue to assess our action plans to monitor the number of supplier responses and the accuracy of the information provided. The Company will continue its efforts to build a collaborative relationship with suppliers to help ensure that suppliers are compliant with the Company’s Conflict Minerals Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 24, 2022	FORUM ENERGY TECHNOLOGIES, INC.
/s/ John C. Ivascu
John C. Ivascu
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary